December 21, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn.:	H. Roger Schwall Assistant Director

Re:	Emerald Dairy Inc. Registration Statement on Form S-1 Filed October 13, 2009 File No. 333-162432

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-1 of Emerald Dairy Inc. (the “Company”), filed October 13, 2009 (the “Form S-1”), by letter dated November 9, 2009, to Mr. Shu Kaneko, the Company’s Chief Financial Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, the Company has also inserted each of your comments above the corresponding response.  In addition, the Company is simultaneously transmitting Amendment No. 1  to the Form S-1 (the “Amendment”) which reflects, where appropriate, marked revisions made in response to the Staff’s comments.

Form S-1

Selling Stockholder Table, page 89

1.
SEC Comment:  Based on your disclosure, it does not appear that Merriman Curhan Ford & Co. acquired the shares registered for resale under this registration statement as compensation for investment banking or similar services.  Therefore, revise your prospectus to identify Merriman as an underwriter.  See comment 7 from our prior letter dated December 12, 2008.  In your response letter, you should represent to us, if true, that none of the other selling security holders is an affiliate of Merriman.

Securities and Exchange Commission
December 21, 2009

Response:  The Company is not registering and has removed the shares held by each of Merriman Curhan Ford & Co. and MCF Navigator Master Fund, Ltd. from the Selling Stockholder Table in the Amendment .  None of the other selling security holders is an affiliate of Merriman.

2.
SEC Comment:  With respect to the identified affiliates of broker-dealers, revise your prospectus to state, if true, that these individuals acquired the shares sought to be offered and sold pursuant to this registration statement in the ordinary course of business.  Otherwise, revise to identify them as underwriters.

Response:  The Company has revised the prospectus contained within the Amendment to state that the identified affiliates of broker-dealers acquired the shares sought to be offered and sold in the ordinary course of business.

Exhibit 5.1

3.	SEC Comment: Please file a legality opinion with your next amendment. We may have further comments once the opinion has been filed.

Response: The Company has filed a legality opinion as Exhibit 5.1 to the Amendment.

In addition to the foregoing, the Company has revised the disclosure in the Amendment to reflect the inclusion of the updated financial statements and new developments in its business and operations.

The Company would like to finalize the registration statement as soon as possible and, accordingly, would appreciate hearing from you at your earliest convenience regarding any additional comments.  Please do not hesitate to contact the undersigned, or Jeffrey A. Rinde, counsel to the Company, at (212) 885-5000, with any questions.

Very truly yours, /s/ Shu Kaneko Shu Kaneko Chief Financial Officer